Registration No. 333-163330

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)
31-0841368
(I.R.S. Employer Identification No.)

800 Nicollet Mall, Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)
Scott Miller
U.S. Bank National Association
10 West Broad Street
Columbus, OH 43215
(614) 849-3402
(Name, address and telephone number of agent for service)

The Scotts-Miracle Gro Company*
(Exact name of obligor as specified in its charter)

Ohio	31-1414921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14111 Scottslawn Road, Marysville, Ohio	43041
(Address of principal executive offices)	(Zip Code)

Senior Debt Securities
Guarantees of Senior Debt Securities
(Title of the indenture securities)

*	See Table of Additional Obligors on following page

TABLE OF ADDITIONAL OBLIGORS

State or Other Jurisdiction
Exact Name of Additional Obligor as	of Incorporation or	I.R.S. Employer
Specified in its Charter(1)	Organization	Identification Number

EG Systems, Inc.(1)	Indiana	35-1937875

Gutwein & Co., Inc.(1)	Indiana	35-0864689

Hyponex Corporation(1)	Delaware	31-1254519

Miracle-Gro Lawn Products, Inc.(1)	New York	11-3186421

OMS Investments, Inc.(2)	Delaware	51-0357374

Rod McLellan Company(1)	California	94-1439564

Sanford Scientific, Inc.(1)	New York	16-1279959

Scotts Manufacturing Company(1)	Delaware	42-1508875

Scotts Products Co.(1)	Ohio	31-1269080

Scotts Professional Products Co.(1)	Ohio	31-1269066

Scotts-Sierra Crop Protection Company(1)	California	77-0153275

Scotts-Sierra Horticultural Products Company(1)	California	94-1634227

Scotts-Sierra Investments, Inc.(3)	Delaware	51-0371209

Scotts Temecula Operations, LLC(1)	Delaware	33-0978312

SMG Growing Media, Inc.(1)	Ohio	20-3544126

Smith & Hawken, Ltd.(1)	Delaware	06-1359589

Swiss Farms Products, Inc.(4)	Delaware	88-0407223

The Scotts Company LLC(1)	Ohio	31-1414921

(1)	The address, including zip code, of the principal executive offices for this additional obligor is c/o The Scotts Miracle-Gro Company, 14111 Scottslawn Road, Marysville, Ohio 43041.

(2)	The address, including zip code, of the principal executive offices for this additional obligor is 10250 Constellation Place, Suite 2800, Los Angeles, California 90067.

(3)	The address, including zip code, of the principal executive offices for this additional obligor is 1105 North Market Street Wilmington, Delaware 19899.

(4)	The address, including zip code, of the principal executive offices for this additional obligor is 3993 Howard Hughes Parkway, Suite 250, Las Vegas, Nevada 89169.

FORM T-1
Item 1.	GENERAL INFORMATION. Furnish the following information as to the trustee:
a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes
Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

None
Items 3-15.	Items 3-15 are not applicable because, to the best of the trustee’s knowledge, the obligor is not in default under any indenture for which the trustee acts as trustee.
Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

Exhibit
Number	Description

1	A copy of the Articles of Association of the Trustee *

2	A copy of the certificate of authority of the Trustee to commence business *

3	A copy of the certificate of authority of the Trustee to exercise corporate trust powers *

4	A copy of the existing bylaws of the Trustee **

6	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 †

7	Report of Condition of the Trustee as of September 30, 2009 published pursuant to law or the requirements of its supervising or examining authority †

†	Filed herewith.

*	Incorporated herein by reference to Exhibit 25.1 to Amendment No. 2 to the Registration Statement on Form S-4 of Revlon Consumer Products Corporation filed on November 15, 2005 (Registration No. 333-128217).

**	Incorporated herein by reference to Exhibit 25.1 to Amendment No. 3 to the Registration Statement on Form S-4 of Magma Design Automation, Inc. filed on August 24, 2009 (Registration No. 333-159463).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 29th day of December, 2009.

U.S. BANK NATIONAL ASSOCIATION
By:	/s/ Scott Miller
Scott Miller
Vice President

By:	/s/ Michael Dockman
Michael Dockman
Vice President

Exhibit 6
CONSENT
     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION, hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.
Dated: December 29, 2009

U.S. BANK NATIONAL ASSOCIATION
By:	/s/ Scott Miller
Scott Miller
Vice President

By:	/s/ Michael Dockman
Michael Dockman
Vice President

Exhibit 7
U.S. BANK NATIONAL ASSOCIATION
STATEMENT OF FINANCIAL CONDITION
AS OF 9/30/2009
($000’s)

9/30/2009
Assets
Cash and Balances Due From Depository Institutions	$5,280,939
Securities	40,563,378
Federal Funds	3,740,525
Loans & Lease Financing Receivables	179,125,128
Fixed Assets	4,619,442
Intangible Assets	12,762,329
Other Assets	13,851,241

Total Assets	$259,942,982

Liabilities
Deposits	$180,624,239
Fed Funds	10,951,345
Treasury Demand Notes	0
Trading Liabilities	469,006
Other Borrowed Money	28,305,774
Acceptances	0
Subordinated Notes and Debentures	7,779,967
Other Liabilities	6,311,437

Total Liabilities	$234,441,768

Equity
Minority Interest in Subsidiaries	$1,640,987
Common and Preferred Stock	18,200
Surplus	12,642,020
Undivided Profits	11,200,007

Total Equity Capital	$25,501,214

Total Liabilities and Equity Capital	$259,942,982
To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association
By:	/s/ Scott Miller
Vice President
December 29, 2009